Mobilepro Corp.
401 Professional Drive, Suite 128
Gaithersburg, MD 20879

June 15, 2009

Mr. Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
Washington, D.C. 20549

Re: Mobilepro Corp. Supplemental Comment Letter dated April 20, 2009
       Form 10-K for the fiscal year ended March 31, 2008
       Filed June 27, 2008
       Form 10Q for the quarter ended September 30, 2008
       Filed November 14, 2008
       File No. 0-51010

Dear Mr. Spirgel:

We have received your supplemental comment letter dated April 20, 2009 which sets forth your additional comments regarding our letters dated April 3, 2009 and February 27, 2009. Our letters dated April 3, 2009 and February 27, 2009 were filed in response to your original comment letter dated January 22, 2009. The following sets forth your additional comments and our response to those comments relating to Note 3 – Disposition of Businesses, included in our quarterly report on Form 10Q for the period ended September 30, 2008:

1.	We note your response to prior comment 2 and we have the following comments:

•	Tell us in detail how you tested goodwill for impairment at March 31, 2008. Your response should include the methodology and the assumptions used to complete your goodwill impairment test.
•	Tell us in detail how you tested goodwill for impairment at March 31, 2009. Your response should include the methodology and the assumptions used to complete your goodwill impairment test.
•	Tell us about any changes in the methodology and assumptions used between the two dates.

Response:

At March 31, 2008, the Company tested goodwill for impairment by comparing the carrying value of the CLEC Business to the estimated fair value using a model developed by the Company. That model incorporates growth rates and other adjustments to the most recent year’s revenues and expenses of the CLEC Business as a basis for estimating the future cash flows of the reporting unit. In estimating future cash flows, we assumed the revenues and the related cost of services (excluding depreciation and amortization) of the CLEC Business would increase at an annual rate of 5% per year. We also assumed that base year operating expenses, excluding non-cash and nonrecurring items, would increase at a rate of 2% per year due to expected cost containment efforts. We then reduced the results of the projected operating income (before interest, depreciation and amortization) by capital expenditures of $100,000 per year to arrive at the estimated future cash flows of the CLEC Business for each of the next five years. We also estimated the terminal value of the CLEC Business at the end of year five using a multiple of year five estimated future cash flows. The Company discounted the estimated annual future cash flows and the terminal value of the reporting unit at the end of year five using a discount rate of 10% to arrive at the fair value of the reporting unit. The discount rate was determined based on the Company’s estimated cost of capital and market conditions. Finally, we compared the estimated fair value of the reporting unit to the carrying value, including goodwill. Since the estimated fair value exceeded the carrying value, no adjustment to goodwill was required.

At March 31, 2009, the Company tested goodwill for impairment using the same methodology that was used at March 31, 2008. The Company used fiscal year 2009 revenues and expenses, excluding non-cash and nonrecurring items, as a basis for estimating future annual cash flows. In estimating such cash flows, we assumed that revenues and the related cost of services (excluding depreciation and amortization) would increase by 2% in year one of the projection period and decrease by 2% per year thereafter. We also assumed that operating expenses will decline by 5% in year one and by 2% per year thereafter. Since capital expenditures were nominal in fiscal 2009, we reduced projected capital expenditures to $25,000 per year to arrive at the estimated future cash flows of the CLEC Business. At March 31, 2009, we used a discount rate of 15%, based on the increase in our cost of capital, to arrive at the estimated the fair value of the CLEC Business based on the present value of estimated future cash flows. When we compared the estimated fair value of the CLEC Business to the carrying value of this reporting unit, including goodwill, an impairment of goodwill was indicated. As a result, we allocated the fair value of the reporting unit to the assets and liabilities of the reporting unit, other than goodwill, based on their relative fair values and allocated the excess amount to goodwill to determine the implied fair value of goodwill. The implied fair value of goodwill exceeded the recorded amount by $8,764,065. The Company has written down the carrying value of goodwill and has recorded a goodwill impairment loss equal to this amount at March 31, 2009.

2.	Further, it is still unclear to us why you believe that an interim impairment test was not necessary in view of the following factors:

•	Your market capitalization is significantly lower than your net assets including goodwill;
•	The deterioration in the economy in the past calendar year;
•	The competitive pressure in the CLEC industry;
•	That goodwill represents 77% of the CLEC business held for sale which shows a business with little assets and material goodwill;
•	Your last attempt to sell this business fell through over a year ago and your efforts to find a buyer at that same purchase price have not been successful;

Tell us how you considered the above factors in your conclusion that you did not need to perform an interim goodwill impairment test. Also tell us if you experienced any additional competition in your markets where your CLEC business operates. Tell us where these markets are located and your primary competitors therein. Further, tell us if you have experienced a decline in revenues in these markets and your overall CLEC business during the last year.

Response:

We continue to believe that an interim impairment test was not necessary. Although our market capitalization was lower than our net assets, we believe this difference was attributable to the excess liabilities of the parent company and not the CLEC Business. Although the economy began to deteriorate in calendar year 2008, the deterioration in the economy did not significantly affect the CLEC Business until the fourth quarter of our fiscal year (the first calendar quarter of 2009). This was demonstrated by the fact that the operating income of the CLEC Business increased in both the three months and nine months ended December 31, 2008 compared to the same period in the prior fiscal year. It was not until our fourth fiscal quarter that we were impacted in a significant way by the downturn in the economy. As to the high percentage of our asset represented by goodwill, this condition has existed since the CLEC Business was acquired. We do not believe this factor has required us to perform an interim impairment test in either the current or prior years.

The initial sale of the CLEC Business fell through toward the end of fiscal year 2008. However, we were actively seeking a buyer through our third fiscal quarter and into the fourth quarter of our 2009 fiscal year. As stated in our previous response, we were willing to accept a purchase price that was lower than the range of prices we were originally contemplating during the first three quarters of the 2009 fiscal year. By the fourth quarter, the amount of what we would have considered an acceptable price had dropped considerably due to the further stock market deterioration in February and March 2009 and the looming debt maturity of our senior secured debt on May 1, 2009. During the fourth fiscal quarter we were in discussions with a party who was considering a transaction with the Company, but those discussions have ended. As a result, the Company has reclassified CLEC Business to continuing operations in the fourth fiscal quarter. We also performed an evaluation of the carrying value of goodwill in the fourth quarter and wrote down the carrying value to fair value as further discussed above.

With respect to competition, there has and continues to be significant competition in the CLEC industry. Our CLEC Business operates throughout the United States with higher concentrations in CA, KS, MD, MO, NJ, PA, and TX.  We compete primarily on the basis of our offerings, the quality of our service, bundling (the offering of multiple services), price, availability, reliability and variety. We not only compete with other CLECs, but we also compete with incumbent locals exchange carriers (“ILECs”) and long distance companies such as Verizon, AT&T, Sprint and Qwest. These larger providers have substantially greater infrastructure, financial, personnel, technical, marketing and other resources than we do. In addition, the local and long distance markets have been converging, as evidenced by the mergers of AT&T and SBC and of Verizon and MCI, resulting in the ability of some of the larger providers to offer a wider array of services. The CLEC Business has experienced a significant decline in revenues in the past year which is due in part to increasing competition. However, the CLEC Business has also been able to significantly reduce expenses. As a result, the operating profit of the CLEC Business in the 2009 fiscal year has increased over the prior fiscal year. Notwithstanding this increase, the CLEC Business experienced an operating loss in the fourth fiscal quarter which was due in part to a decline in the economy, particularly as it relates to the temporary housing market. This downturn in business and profit in the fourth quarter has impacted the assumptions used in the Company’s goodwill impairment test. However, the Company does not believe the effects existed in prior quarters and does not believe interim period impairment testing was necessary.

Please let us know if you have any further questions regarding our response to your comments. I can be reached at 216-986-2745.

Sincerely,

/s/ Donald Paliwoda
Donald Paliwoda Chief Accounting Officer

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